

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

December 13, 2010

Via U.S. Mail and Fax, **972-8-936-6000**

Mr. David Brunton
Chief Financial Officer
Neonode Inc.
651 Byrdee Way
Lafayette, CA 94549

   Re: **Neonode Inc.**
     Form 10-K for fiscal year ended December 31, 2009
     Filed March 29, 2010, as amended May 12, 2010
     File No. 000-08419

Dear Mr. Brunton:

   We have completed our review of your annual report on Form 10-K and do not, at this time, have any further comments.

      Sincerely,

      /s/ Celeste Murphy for
      Larry Spirgel
      Assistant Director